CUSIP NO.	826919102	13G	Page 1 of 14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SILICON LABORATORIES INC.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

826919102

(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	826919102	13G	Page 2 of 14

1.	NAMES OF REPORTING PERSONS.

Franklin Resources, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

(See Item 4)

6.	SHARED VOTING POWER

(See Item 4)

7.	SOLE DISPOSITIVE POWER

(See Item 4)

8.	SHARED DISPOSITIVE POWER

(See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,682,649

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.0%

12.	TYPE OF REPORTING PERSON

HC, CO (See Item 4)

CUSIP NO.	826919102	13G	Page 3 of 14

1.	NAMES OF REPORTING PERSONS.

Charles B. Johnson

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

(See Item 4)

6.	SHARED VOTING POWER

(See Item 4)

7.	SOLE DISPOSITIVE POWER

(See Item 4)

8.	SHARED DISPOSITIVE POWER

(See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,682,649

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.0%

12.	TYPE OF REPORTING PERSON

HC, IN (See Item 4)

CUSIP NO.	826919102	13G	Page 4 of 14

1.	NAMES OF REPORTING PERSONS.

Rupert H. Johnson, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

(See Item 4)

6.	SHARED VOTING POWER

(See Item 4)

7.	SOLE DISPOSITIVE POWER

(See Item 4)

8.	SHARED DISPOSITIVE POWER

(See Item 4)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,682,649

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.0%

12.	TYPE OF REPORTING PERSON

HC, IN (See Item 4)

CUSIP NO.	826919102	13G	Page 5 of 14

1.	NAMES OF REPORTING PERSONS.

Franklin Advisers, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)
(b)	X

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

3,497,740

6.	SHARED VOTING POWER

0

7.	SOLE DISPOSITIVE POWER

3,497,740

8.	SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,497,740

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.6%

12.	TYPE OF REPORTING PERSON

IA, CO (See Item 4)

CUSIP NO.	826919102	13G	Page 6 of 14

Item 1.

(a)	Name of Issuer

SILICON LABORATORIES INC.

(b)	Address of Issuer's Principal Executive Offices

400 West Cesar Chavez
Austin, TX 78701

Item 2.

(a)	Name of Person Filing

(i):	Franklin Resources, Inc.

(ii):	Charles B. Johnson

(iii):	Rupert H. Johnson, Jr.

(iv):	Franklin Advisers, Inc.

(b)	Address of Principal Business Office or, if none, Residence

(i), (ii), and (iii):
One Franklin Parkway
San Mateo, CA 94403-1906

(iv):	One Franklin Parkway
San Mateo, CA 94403-1906

(c)	Citizenship

(i):	Delaware

(ii) and (iii): USA

(iv):	California

(d)	Title of Class of Securities

Common Stock, $0.0001 par value

(e)	CUSIP Number

826919102

CUSIP NO.	826919102	13G	Page 7 of 14

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15
U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C 80a-8).
(e)	☒ An investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with
§240.13d-1(b)(1)(ii)(F);
(g)	☒ A parent holding company or control person in accordance with
§240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company
Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J);

(k)	☐ Group, in accordance with §240.13d 1(b)(1)(ii)(K).

Item 4.	Ownership

The securities reported herein (the “Securities”) are beneficially owned by one or more open- or closed-end investment companies or other managed accounts that are investment management clients of investment managers that are direct and indirect subsidiaries (each, an “Investment Management Subsidiary”
and, collectively, the “Investment Management Subsidiaries”) of Franklin Resources, Inc. (“FRI”),
including the Investment Management Subsidiaries listed in Item 7. Investment management contracts grant to the Investment Management Subsidiaries all investment and/or voting power over the securities owned by such investment management clients, unless otherwise noted in this Item 4. Therefore, for purposes of
Rule 13d-3 under the Act, the Investment Management Subsidiaries may be deemed to be the beneficial owners of the Securities.

Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998)
relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by
Franklin Mutual Advisers, LLC (“FMA”), an indirect wholly-owned Investment Management Subsidiary, are exercised independently from FRI and from all other Investment Management Subsidiaries (FRI, its affiliates and the Investment Management Subsidiaries other than FMA are collectively, “FRI affiliates”).
Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. FRI and the Principal
Shareholders may be deemed to be, for purposes of Rule 13d-3 under the Act, the beneficial owners of securities held by persons and entities for whom or for which FRI subsidiaries provide investment management services. The number of shares that may be deemed to be beneficially owned and the percentage of the class of which such shares are a part are reported in Items 9 and 11 of the cover pages for FRI and each of the Principal Shareholders. FRI, the Principal Shareholders and each of the Investment Management
Subsidiaries disclaim any pecuniary interest in any of the Securities. In addition, the filing of this
Schedule 13G on behalf of the Principal Shareholders, FRI and FRI affiliates, as applicable, should not be construed as an admission that any of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

CUSIP NO.	826919102	13G	Page 8 of 14

FRI, the Principal Shareholders, and each of the Investment Management Subsidiaries believe that they are not a “group” within the meaning of Rule 13d-5 under the Act and that they are not otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

(a)	Amount beneficially owned:

3,682,649

(b)	Percent of class:

8.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

Franklin Resources, Inc.:	0

Charles B. Johnson:	0

Rupert H. Johnson, Jr.:	0

Franklin Advisers, Inc.:	3,497,740

Fiduciary Trust Company International:	42,295

Franklin Templeton Portfolio Advisors, Inc. [1]:	39,414

Fiduciary International, Inc.:	10,300

Franklin Templeton Institutional, LLC:	0

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

Franklin Resources, Inc.:	0

Charles B. Johnson:	0

Rupert H. Johnson, Jr.:	0

Franklin Advisers, Inc.:	3,497,740

Franklin Templeton Institutional, LLC:	92,300

Fiduciary Trust Company International:	42,895

Franklin Templeton Portfolio Advisors, Inc.:	39,414

Fiduciary International, Inc.:	10,300

(iv)	Shared power to dispose or to direct the disposition of

0

CUSIP NO.	826919102	13G	Page 9 of 14

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The clients of the Investment Management Subsidiaries, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, such securities reported on in this statement.

Franklin Small-Mid Cap Growth Fund, a series of Franklin Strategic Series, an investment company registered under the Investment company Act of 1940, has an interest in 2,423,900 shares, or 5.2%, of the class of securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on
By the Parent Holding Company

See Attached Exhibit C
(See also Item 4)

Item 8.	Identification and Classification of Members of the Group

Not Applicable (See also Item 4)

Item 9.	Notice of Dissolution of Group

Not Applicable

CUSIP NO.	826919102	13G	Page 10 of 14

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

This report shall not be construed as an admission by the persons filing the report that they are the beneficial owner of any securities covered by this report.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 16, 2009

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

By:	/s/ROBERT C. ROSSELOT
-----------------------------
Robert C. Rosselot
Assistant Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to Power of Attorney attached to this
Schedule 13G

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this
Schedule 13G

Franklin Advisers, Inc.

By:	/s/ALISON E. BAUR
-----------------------------
Alison E. Baur
Secretary of Franklin Advisers, Inc.

Franklin Strategic Series on behalf of

Franklin Small-Mid Cap Growth Fund

By:	/s/STEVEN J. GRAY
-----------------------------
Steven J. Gray
Assistant Secretary of Franklin Strategic Series

CUSIP NO.	826919102	13G	Page 11 of 14

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on
January 16, 2009.

Franklin Resources, Inc.

Charles B. Johnson

Rupert H. Johnson, Jr.

By:	/s/ROBERT C. ROSSELOT
-----------------------------
Robert C. Rosselot
Assistant Secretary of Franklin Resources, Inc.

Attorney-in-Fact for Charles B. Johnson pursuant to Power of Attorney attached to this
Schedule 13G

Attorney-in-Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this
Schedule 13G

Franklin Advisers, Inc.

By:	/s/ALISON E. BAUR
-----------------------------
Alison E. Baur
Secretary of Franklin Advisers, Inc.

Franklin Strategic Series on behalf of

Franklin Small-Mid Cap Growth Fund

By:	/s/STEVEN J. GRAY
-----------------------------
Steven J. Gray
Assistant Secretary of Franklin Strategic Series

CUSIP NO.	826919102	13G	Page 12 of 14

EXHIBIT B

LIMITED POWER OF ATTORNEY
FOR
SECTION 13 REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of
Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(1)	prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto or any related documentation) with the United States Securities and Exchange Commission, any
national securities exchanges and Franklin Resources, Inc., a Delaware corporation (the “Reporting
Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

(2)	perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1)	this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

(2)	any documents prepared and/or executed by either such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3)	neither the Reporting Entity nor either of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4)	this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13 of the Exchange Act.

The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as
of this	30th	day of	April	, 2007

/s/Charles B. Johnson

Signature

Charles B. Johnson

Print Name

CUSIP NO.	826919102	13G	Page 13 of 14

LIMITED POWER OF ATTORNEY
FOR
SECTION 13 REPORTING OBLIGATIONS

Know all by these presents, that the undersigned hereby makes, constitutes and appoints each of
Robert Rosselot and Maria Gray, each acting individually, as the undersigned’s true and lawful attorney-in-fact, with full power and authority as hereinafter described on behalf of and in the name, place and stead of the undersigned to:

(1)	prepare, execute, acknowledge, deliver and file Schedules 13D and 13G (including any amendments thereto or any related documentation) with the United States Securities and Exchange Commission, any
national securities exchanges and Franklin Resources, Inc., a Delaware corporation (the “Reporting
Entity”), as considered necessary or advisable under Section 13 of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder, as amended from time to time (the “Exchange Act”); and

(2)	perform any and all other acts which in the discretion of such attorney-in-fact are necessary or desirable for and on behalf of the undersigned in connection with the foregoing.

The undersigned acknowledges that:

(1)	this Limited Power of Attorney authorizes, but does not require, each such attorney-in-fact to act in their discretion on information provided to such attorney-in-fact without independent verification of such information;

(2)	any documents prepared and/or executed by either such attorney-in-fact on behalf of the undersigned pursuant to this Limited Power of Attorney will be in such form and will contain such information and disclosure as such attorney-in-fact, in his or her discretion, deems necessary or desirable;

(3)	neither the Reporting Entity nor either of such attorneys-in-fact assumes (i) any liability for the undersigned’s responsibility to comply with the requirements of the Exchange Act or (ii) any liability of the undersigned for any failure to comply with such requirements; and

(4)	this Limited Power of Attorney does not relieve the undersigned from responsibility for compliance with the undersigned’s obligations under the Exchange Act, including without limitation the reporting requirements under Section 13 of the Exchange Act.

The undersigned hereby gives and grants each of the foregoing attorneys-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary or appropriate to be done in and about the foregoing matters as fully to all intents and purposes as the undersigned might or could do if present, hereby ratifying all that each such attorney-in-fact of, for and on behalf of the undersigned, shall lawfully do or cause to be done by virtue of this Limited Power of Attorney.

This Limited Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to each such attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Limited Power of Attorney to be executed as
of this	25th	day of	April	, 2007

/s/ Rupert H. Johnson, Jr.
Signature

Rupert H. Johnson, Jr.
Print Name

CUSIP NO.	826919102	13G	Page 14 of 14

EXHIBIT C

Fiduciary International, Inc.	Item 3 Classification: 3(e)

Fiduciary Trust Company International	Item 3 Classification: 3(b)

Franklin Advisers, Inc.	Item 3 Classification: 3(e)

Franklin Templeton Institutional, LLC	Item 3 Classification: 3(e)

Franklin Templeton Portfolio Advisors, Inc.	Item 3 Classification: 3(e)

Footnote to Schedule 13G

[1]	Franklin Templeton Portfolio Advisors, Inc. (“FTPA”) may beneficially own these securities pursuant to various separately managed account investment management arrangements. Under these arrangements, underlying clients may, from time to time, delegate to FTPA the power to vote such securities, in which case FTPA has sole voting power. To the extent that the underlying client retains voting power over any securities, FTPA disclaims any power to vote or direct the vote of such securities.